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NEWS RELEASE

SHAW ANNOUNCES C$400 MILLION REOPENING OF 6.75% 2039 SENIOR NOTES

Calgary, Alberta (February 14, 2011) – Shaw Communications Inc. (“Shaw”) announced today the reopening of its 6.75% senior unsecured notes due 2039 for an additional C$400 million. The net proceeds of this offering will be used for repayment of debt incurred under Shaw’s credit facility and for working capital and general corporate purposes. Closing is scheduled to occur on February 17, 2011 and, based on the closing purchase price, the effective yield of the senior notes being offered, if held to maturity, is 6.961%.

The senior notes will be made available in Canada and the United States, under Shaw’s previously filed shelf prospectus, pursuant to an agency agreement with TD Securities Inc. acting as the lead agent. While the agents have agreed to use their best efforts to sell the notes, they will not be obligated to purchase any of the notes which are not sold. Accordingly, the final amount of the offering may potentially be reduced at closing.

A copy of the prospectus supplement may be obtained from TD Securities Inc., Attention: Debt Syndication, 222 Bay St., 7th Floor, Toronto, Ontario M5K 1A2. The U.S. prospectus supplement may also be accessed directly from the U.S. Securities and Exchange Commission at www.sec.gov. A copy of the Canadian prospectus supplement may also be accessed directly from the Canadian Securities Administrators at www.sedar.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.4 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca